Exhibit 21.1

SUBSIDIAIRES OF KANDI TECHNOLOGIES GROUP, INC.

Name	Place of Incorporation

Continental Development Limited	Hong Kong, Special Administrative Region of the People's Republic of China
Zhejiang Kandi Vehicles Co., Ltd.	The People's Republic of China
Yongkang Scrou Electric Co, Ltd.	The People's Republic of China
Jinhua Kandi New Energy Vehicles Co., Ltd.	The People's Republic of China
Kandi Electric Vehicles (Hainan) Co., Ltd.	The People's Republic of China
Jinhua An Kao Power Technology Co., Ltd.	The People's Republic of China
SC Autosports, LLC	Texas, United States of America